UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

ASCENA RETAIL GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04351G101

(CUSIP Number)

Golden Gate Capital

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Attn: Stephen D. Oetgen

(415) 983-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON OO

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON PN

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities Blocker Corporation, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON CO

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON PN

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON PN

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON PN

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGCOF Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON PN

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON PN

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,468,570 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,468,570 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON CO

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

CUSIP No. 04351G101

1.	NAME OF REPORTING PERSON GGCOF Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,468,570 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,468,570 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,468,570 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%*
14.	TYPE OF REPORTING PERSON OO

*	Based upon 195,099,353 shares of common stock outstanding as of September 11, 2015, as reported in the most recently filed Annual Report on Form 10-K of the Issuer.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Ascena Retail Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430.

Item 2.	Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: GGC Public Equities Opportunities Investments, LLC (“GGCPEOI”), GGC Public Equities Opportunities, L.P. (“GGCPE”), GGC Public Equities Opportunities Blocker Corporation, Ltd. (“Blocker”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Co-Invest, L.P. (“Co-Invest”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) and GGCOF Management, LLC (“Ultimate Parent”) (collectively, the “Reporting Persons”). GGCPE is the controlling member of GGCPEOI. Blocker is the sole general partner of GGCPE. GGCOF, GGCOF-A and Co-Invest (the “Funds”) hold all of the limited partnership interests in GGCPE and all of the equity interests in Blocker. Co-Invest GP is the sole general partner of Co-Invest. Fund GP is the sole general partner of GGCOF, GGCOF-A and Co-Invest GP. Ultimate GP is the sole general partner of Fund GP. Ultimate Parent holds all of the equity interests in Ultimate GP. As a result, each of GGCPE, Blocker, the Funds, Co-Invest GP, Fund GP, Ultimate GP and Ultimate Parent may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock held by GGCPEOI. Ultimate Parent has ultimate voting and dispositive authority over all of the shares of Common Stock held by GGCPEOI and is governed by its board of managers. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Capital, One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of GGCPEOI and GGCPE is that of a private investment fund engaging in the purchase and sale of public equity investments for its own account. The principal business of Blocker is to act as the general partner of GGCPE. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Co-Invest GP is to act as the general partner of various investment funds, including Co-Invest. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF and GGCOF-A, as well as to act as the general partner of Co-Invest GP. The principal business of Ultimate GP is to act as the general partner of Fund GP. The principal business of Ultimate Parent is to act as the sole shareholder of Ultimate GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate Parent is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all managers of Ultimate Parent) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A hereto (including all executive officers and directors of Ultimate Parent) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GGCPE, the Funds, Co-Invest GP and Fund GP are limited partnerships organized under the laws of the Cayman Islands. Blocker and Ultimate GP are exempted companies organized under the laws of the Cayman Islands. Ultimate Parent and GGCPEOI are each a limited liability company organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons beneficially own in the aggregate, as of October 8, 2015, 17,468,570 shares of Common Stock.

From August 27, 2015 to October 6, 2015, the Reporting Persons acquired 8,904,270 shares of Common Stock in open market purchases for an aggregate purchase price of $110.7 million (inclusive of commissions). From September 16, 2015 to October 1, 2015, the Reporting Persons entered into forward purchase contracts providing for the purchase of 8,564,300 shares of Common Stock for an aggregate purchase price of $113.6 million (inclusive of commissions). All of the forward purchase contracts entered into by the Reporting Persons settled on October 2, 2015, which was the business day immediately following the expiration of the waiting period applicable to the Reporting Persons in respect of the Issuer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Pursuant to settlement of the forward purchase contracts, the Reporting Persons paid for and took delivery of the shares of Common Stock covered by the forward purchase contracts on October 7, 2015 pursuant to market standard T+3 settlement terms. See Items 5 and 6.

The source of funds to acquire all of the shares of Common Stock set forth in Item 5(a)-(b) below was the general working capital of GGCPEOI, which primarily consists of capital committed by the partners of the Funds and proceeds of financing facilities generally available to the Funds. GGCPEOI anticipates utilizing in the future margin loan facilities maintained on behalf of its portfolio of equity securities in the ordinary course of business on customary terms and conditions to supplement and/or offset funds from the general working capital of GGCPEOI. If GGCPEOI enters into any such facilities, the shares will be held in either a segregated margin account or a commingled margin account that permits (subject to applicable federal margin regulations, stock exchange rules and credit policies) GGCPEOI to receive margin credit under certain circumstances. In such instances, all of the positions held in any margin account will be pledged as collateral security for the repayment of any debit balance on the account.

Item 4.	Purpose of Transaction.

The Reporting Persons are experienced public and private equity and specialty retail investors and believe that the Common Stock is an attractive investment that is significantly undervalued, presenting an opportunity for a firm such as Golden Gate to become a significant shareholder in a scale, high-quality, and well-managed business at a very attractive valuation.

The Reporting Persons are in the early stages of discussions with the Issuer, its management team and its Board of Directors (the “Board”) and look forward to engaging in a collaborative and constructive manner to support the Issuer in achieving its substantial potential as a public company. The Reporting Persons plan to leverage their significant retail expertise and public and private equity experience to assist in creating value for the Issuer’s shareholders.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of October 8, 2015, 17,468,570 shares of Common Stock. Such shares represent 9% of the Issuer’s outstanding Common Stock (based upon 195,099,353 shares of Common Stock outstanding as of September 11, 2015, as reported in the Issuer’s most recently filed Annual Report on Form 10-K). Each of GGCPEOI, GGCPE, Blocker, the Funds, Co-Invest GP, Fund GP and Ultimate GP have shared dispositive power with each other with respect to the shares of Common Stock owned by GGCPEOI. Ultimate Parent has sole dispositive power with respect to all of the shares of Common Stock owned by GGCPEOI.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by GGCPEOI. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Common Stock acquired by GGCPEOI, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) All transactions with respect to the Common Stock effected during the past sixty days by any of the Reporting Persons are set forth on Schedule B hereto, which is incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements described in this Statement, as of October 8, 2015, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Letter to the Chief Executive Officer of the Issuer, dated October 8, 2015 (filed herewith).

Exhibit 2 Joint Filing Undertaking dated as of October 8, 2015 by and among GGC Public Equities Opportunities Investments, LLC, GGC Public Equities Opportunities, L.P., GGC Public Equities Opportunities Blocker Corporation, Ltd., Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P., GGCOF Co-Invest Management, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd. and GGCOF Management, LLC (filed herewith).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 8, 2015

GGC Public Equities Opportunities Investments, LLC

By: GGC Public Equities Opportunities, L.P.
Its: Member

By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGC Public Equities Opportunities, L.P.

By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
By: David C. Dominik
Its: Director

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Management, LLC

/s/ David C. Dominik
By:	David C. Dominik
Its:	Manager

SCHEDULE A

CERTAIN INFORMATION REGARDING

THE PERSONS CONTROLLING THE REPORTING PERSONS

Ultimate Parent. Ultimate Parent is a limited liability company organized under the laws of the State of Delaware and is governed by its board of managers. David C. Dominik, who is a citizen of the United States, holds a controlling amount of the outstanding equity interests in Ultimate Parent and currently serves as the only member of its board of managers and its only officer. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital. The business address of Mr. Dominik is c/o Golden Gate Capital, One Embarcadero Center, 39th Floor, San Francisco, California 94111.

SCHEDULE B

TRANSACTIONS WITH RESPECT TO THE COMMON STOCK

EFFECTED BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

Pursuant to the Agreement and Plan of Merger, dated as of May 17, 2015, among the Issuer, ANN INC. and Avian Acquisition Corp., the Reporting Persons received 2,975,000 shares (the “Merger Shares”) on August 21, 2015. On the same day the Reporting Persons received the Merger Shares, the Reporting Persons transferred all of the Merger Shares to a third-party financial institution to settle certain hedging transactions in the form of short sales previously made by the Reporting Persons. These hedging transactions were made prior to the past sixty days and were executed to hedge the Reporting Persons’ market exposure related to the Merger Shares prior to the closing of the merger transaction.

The following table sets forth all other transactions with respect to the Common Stock effected during the past sixty days by any of the Reporting Persons. All of the forward purchase contracts entered into by the Reporting Persons settled on October 2, 2015, which was the business day immediately following the expiration of the waiting period applicable to the Reporting Persons in respect of the Issuer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Pursuant to settlement of the forward purchase contracts, the Reporting Persons paid for and took delivery of the shares of Common Stock covered by the forward purchase contracts on October 2, 2015 pursuant to market standard T+3 settlement terms. All of the shares are currently held by GGC Public Equities Opportunities Investments, LLC.

Trade Date	Buy/Sell/ Exercise	No. of Shares / Quantity	Unit Cost(1)	Security
August 27, 2015	Buy	489,688	$11.58	Common Stock
August 28, 2015	Buy	882,104	$12.04	Common Stock
August 31, 2015	Buy	535,399	$12.08	Common Stock
September 1, 2015	Buy	643,575	$12.07	Common Stock
September 2, 2015	Buy	650,631	$12.20	Common Stock
September 3, 2015	Buy	509,765	$12.33	Common Stock
September 4, 2015	Buy	787,464	$12.10	Common Stock
September 8, 2015	Buy	793,845	$12.22	Common Stock
September 9, 2015	Buy	800,000	$12.45	Common Stock
September 10, 2015	Buy	271,799	$12.30	Common Stock
September 11, 2015	Buy	600,000	$11.87	Common Stock
September 14, 2015	Buy	75,000	$11.97	Common Stock
September 16, 2015	Buy	1,258,000	$12.72	Forward Share Contract
September 28, 2015	Buy	4,023,500	$13.04	Forward Share Contract
September 29, 2015	Buy	1,000,000	$13.67	Forward Share Contract
September 30, 2015	Buy	1,482,800	$13.75	Forward Share Contract
October 1, 2015	Buy	800,000	$13.92	Forward Share Contract
October 2, 2015	Buy	600,000	$13.67	Common Stock
October 5, 2015	Buy	700,000	$13.48	Common Stock
October 6, 2015	Buy	565,000	$13.74	Common Stock

(1)	Inclusive of commissions.

October 8, 2015

Mr. David Jaffe

President and Chief Executive Officer

ascena retail group, inc.

933 MacArthur Boulevard

Mahwah, NJ 07430

Dear David,

Thank you for our recent conversations. As we have discussed, Golden Gate Capital is very pleased to have become a significant shareholder in ascena retail group, inc. (“ASNA”), and we look forward to working collaboratively and constructively with you as a long-term public investor to assist in creating value for the Company and its shareholders.

We believe that ascena is a great business, with a well-crafted multi-brand strategy and with significant synergy and profit improvement opportunities, in particular given the recent acquisition of ANN. We are supporters of ASNA’s strong management team who has built the Company into a leader in women’s specialty apparel over the course of the past decade. And we believe that the Company’s stock is significantly undervalued, especially in light of the numerous value creation opportunities on which you are currently executing.

Golden Gate Capital and Public Equities

As you know, Golden Gate is a private investment firm with over $15 billion of committed capital. Our perpetual fund structure and highly flexible investment mandate allow us to invest in multiple asset classes and securities across our industry groups without a fixed time horizon or liquidity constraints.

Our investment activities are broader than those of a typical private equity firm, and include (a) Structured Public Minority Investments (such as Zale and Pacific Sunwear), (b) Scale Public Equity Investments (such as ANN and ASNA), (c) Fixed Income Investments via our wholly-owned specialty finance company (with nearly $1 billion invested in the debt of retail and consumer businesses), and (d) Private Control Buyouts (including J. Jill, Eddie Bauer, and Red Lobster, among others). Investments in retail comprise approximately one-third of our total invested capital – in fact, we are one of the most active investors in specialty retail in the country today. We are also highly active in Technology, Industrials, and Business and Financial Services.

Golden Gate’s public equities strategy is to leverage our industry expertise, private equity experience, and ownership mentality in a public company context. We seek to invest in high-quality companies with great management teams that are meaningfully undervalued relative to their cash flow and earnings growth potential.

We endeavor to operate in a transparent and straightforward manner, and we intend to be a long-term holder with a multi-year investment horizon, working collaboratively with management and the Board to help achieve a business’s full potential as a standalone public company. We do not invest with the intention to put companies ‘in play’ or to change management or directors. We believe our strategy delivers strong returns for Golden Gate’s investors and creates value for the other stakeholders of the companies in which we invest.

One Embarcadero Center, 39th Floor, San Francisco, CA 94111    tel 415.983.2700    fax 415.983.2701    www.goldengatecap.com

Golden Gate’s Investment in ascena

We believe ascena is a great business with a number of assets and advantages including:

•	A diversified portfolio of apparel brands with strong market positions and high brand awareness

•	A diversified real estate base not overly dependent on malls (less than 30% of units), and with very high quality centers for its mall-based stores

•	More than $7 billion in revenue providing significant economies of scale and scope

•	A history of consistent same store sales growth, profitability, and free cash flow for more than a decade (with the rare exceptions of the 2008/2009 recession years and Justice’s recent declines)

•	A track record of completing accretive strategic acquisitions, and a fully developed shared services platform to support future potential M&A activity

•	A strong and growing e-commerce business

•	A consistent, strong, and long-tenured management team

Further, we believe management is already executing on multiple opportunities for value creation, including:

•	Significant improvement in operating margins, especially at Justice and Lane Bryant (representing a greater than $100 million EBITDA opportunity)

•	Significant operating improvements at the newly acquired ANN brands, along with meaningful (already announced) synergies leveraging its common platform

•	Further optimization of the significant omni-channel opportunity, supported by its new direct-to-consumer infrastructure and cross-company learnings from the Lane Bryant and ANN acquisitions

•	The use of modest, flexible, and inexpensive financial leverage to optimize total after-tax cost of capital

•	Potential future accretive acquisitions

As such, we believe management has a clear path to meaningfully improved operating margins consistent with its well performing peers and its long operating history, and in particular given the additional scale, synergies, and profit improvement opportunities offered by the ANN acquisition.

Lastly, we believe the Company’s shares are significantly undervalued, offering meaningful upside with material downside protection (via brand diversification, strong free cash flow, depressed margins at Justice and Lane Bryant, and yet-to-be-realized synergy and efficiency opportunities at ANN), presenting a unique opportunity for a firm such as Golden Gate to become a significant shareholder in a scale, high-quality, and well-managed business like ASNA at a very attractive valuation.

We have tremendous respect for you and your Company, and we look forward to working with you as a meaningful, constructive, long-term investor. We recognize the potential impact that a 13D filing can have on a company and its shareholder base, and we therefore wanted to be very clear and transparent about our intentions regarding this exciting investment.

We believe that our extensive experience in the specialty retailer sector and our proven track record of working collaboratively with public company management teams and Boards uniquely position Golden Gate to partner with ASNA to meaningfully contribute to our collective goal of maximizing shareholder value. We look forward to continuing our discussion about the opportunities available to your Company.

Sincerely,

/s/ Josh Olshansky	/s/ Neale Attenborough	/s/ Josh Cohen
Josh Olshansky	Neale Attenborough	Josh Cohen
Managing Director Head of Retail Group	Operating Partner Retail Group	Managing Director Retail Group

One Embarcadero Center, 39th Floor, San Francisco, CA 94111    tel 415.983.2700    fax 415.983.2701    www.goldengatecap.com

EXHIBIT 2

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: October 8, 2015

GGC Public Equities Opportunities Investments, LLC

By: GGC Public Equities Opportunities, L.P.
Its: Member

By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGC Public Equities Opportunities, L.P.

By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
By: David C. Dominik
Its: Director

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGCOF Co-Invest, L.P.

By: GGCOF Co-Invest Management, L.P.
Its: General Partner

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGCOF Co-Invest Management, L.P.

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGC Opportunity Fund Management, L.P.

By: GGC Opportunity Fund Management GP, Ltd.
Its: General Partner

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By: David C. Dominik
Its: Director

GGCOF Management, LLC

/s/ David C. Dominik
By: David C. Dominik
Its: Manager